    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 1996

                                                      REGISTRATION NO. 333-11619

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:


                        MUNICIPAL INVESTMENT TRUST FUND
                         INVESTMENT GRADE PORTFOLIO--3
                            (BBB QUALITY OR BETTER)
                            INTERMEDIATE TERM SERIES

                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


  MERRILL LYNCH, PIERCE,
      FENNER & SMITH
       INCORPORATED
   DEFINED ASSET FUNDS
   POST OFFICE BOX 9051
PRINCETON, N.J. 08543-9051                              SMITH BARNEY INC.
                                                    388 GREENWICH STREET--23RD
                                                              FLOOR
                                                       NEW YORK, N.Y. 10013


  PRUDENTIAL SECURITIES   DEAN WITTER REYNOLDS INC.  PAINEWEBBER INCORPORATED
       INCORPORATED            TWO WORLD TRADE          1285 AVENUE OF THE
    ONE NEW YORK PLAZA        CENTER--59TH FLOOR             AMERICAS
   NEW YORK, N.Y. 10292      NEW YORK, N.Y. 10048      NEW YORK, N.Y. 10019


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


   TERESA KONCICK, ESQ.       LAURIE A. HESSLEIN       LEE B. SPENCER, JR.
      P.O. BOX 9051           388 GREENWICH ST.         ONE NEW YORK PLAZA
PRINCETON, N.J. 08543-9051   NEW YORK, N.Y. 10013      NEW YORK, N.Y. 10292


                                                            COPIES TO:
    DOUGLAS LOWE, ESQ.         ROBERT E. HOLLEY      PIERRE DE SAINT PHALLE,
 130 LIBERTY STREET--29TH     1200 HARBOR BLVD.                ESQ.
          FLOOR             WEEHAWKEN, N.J. 07087      450 LEXINGTON AVENUE
   NEW YORK, N.Y. 10006                                NEW YORK, N.Y. 10017


E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED:  Indefinite

G. AMOUNT OF FILING FEE:  $500 (as required by Rule 24f-2)

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

    As soon as practicable after the effective date of the registration statement.


/ x / Check box if it is proposed that this filing will become effective at 9:30 a.m. on November 1, 1996 pursuant to Rule 487.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                   DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------



MUNICIPAL INVESTMENT          5.56% ESTIMATED CURRENT RETURN shows the estimated
TRUST FUND                    annual cash to be received from interest-bearing
INVESTMENT GRADE PORTFOLIO--3 bonds in the Portfolio (net of estimated annual
(BBB QUALITY OR BETTER)       expenses) divided by the Public Offering Price
LONG INTERMEDIATE             (including the maximum sales charge).
TERM SERIES                   5.45% ESTIMATED LONG TERM RETURN is a measure of
A UNIT INVESTMENT TRUST       the estimated return over the estimated life of
------------------------------the Fund (which has a dollar weighted average
/ / LONG INTERMEDIATE         portfolio maturity of about 13 years). This
      MATURITIES              represents an average of the yields to maturity
/ / EXEMPT FROM REGULAR       (or in certain cases, to an earlier call date) of
      FEDERAL INCOME TAX      the individual bonds in the Portfolio, adjusted to
/ / DEFINED PORTFOLIO OF      reflect the maximum sales charge and estimated
      MUNICIPAL BONDS         expenses. The average yield for the Portfolio is
/ / MONTHLY INCOME            derived by weighting each bond's yield by its
/ / PROFESSIONAL SELECTION    market value and the time remaining to the call or
5.56%                         maturity date, depending on how the bond is
ESTIMATED CURRENT RETURN      priced. Unlike Estimated Current Return, Estimated
5.45%                         Long Term Return takes into account maturities,
ESTIMATED LONG TERM RETURN    discounts and premiums of the underlying bonds.
AS OF OCTOBER 31, 1996        No return estimate can be predictive of your
                              actual return because returns will vary with purchase price (including sales charges), how long units are held, changes in Portfolio composition, changes in interest income and changes in fees and expenses. Therefore, Estimated Current Return and
                              Estimated Long Term Return are designed to be comparative rather than predictive. A yield calculation which is more comparable to an individual bond may be higher or lower than Estimated Current Return or Estimated Long Term
                              Return which are more comparable to return calculations used by other investment products.




                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.

Smith Barney Inc.              Inquiries should be directed to the Trustee at
PaineWebber Incorporated       1-800-323-1508.
Prudential Securities          Prospectus dated November 1, 1996.

Incorporated                   INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $100 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:


o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios


The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
----------------------------------------------------------------
Defined Long Intermediate Term Series
----------------------------------------------------------------

Our defined portfolio of municipal bonds offers you a simple and convenient way to earn tax-free monthly income. And by purchasing Defined Asset Funds, you not only receive professional selection but also gain the advantage of reduced risk by investing in bonds of several different issuers.

INVESTMENT OBJECTIVE

To provide interest income exempt from regular federal income taxes through investment in a fixed portfolio consisting of long intermediate term municipal bonds issued by or on behalf of states and their local governments and authorities.

DIVERSIFICATION


The Portfolio is diversified among 13 bond issues with an estimated average life of about 13 years. Spreading your investment among different issuers reduces your risk, but does not eliminate it. Because of maturities, sales or other dispositions of bonds, the size, composition and return of the Portfolio will change over time.


----------------------------------------------------------------
Defining Your Portfolio
----------------------------------------------------------------

INVESTMENT QUALITY -- BBB OR BETTER

The bonds are rated investment grade by Fitch Investors Service, Inc. or, in the opinion of Fitch, as Credit Consultant, have comparable credit characteristics. If Fitch has not rated a bond at least BBB, it has delivered an opinion that the bond has the credit characteristics of rated bonds in the BBB category. Some of the bonds may also be rated investment grade by Standard & Poor's Ratings Group or Moody's Investors Service, Inc.

PROFESSIONAL SELECTION AND SUPERVISION

The Portfolio contains a variety of bonds selected by experienced buyers for Defined Asset Funds. Fitch will review bonds proposed by the Agent for the Sponsors for deposit in the Portfolio. If a bond is not rated by Fitch, Fitch will either issue a rating or provide an opinion as to whether the proposed bond has investment grade credit characteristics. For a bond to be deposited in the Portfolio, Fitch must rate it at least BBB or deliver an opinion that the bond has comparable credit characteristics to investment grade bonds. Fitch's opinions regarding investment grade characteristics are based exclusively on publicly available information provided to it by the Agent for the Sponsors and other information already in Fitch's possession. Fitch will use its professional expertise to evaluate the information and prepare its opinions. Certain bonds may also be rated by Standard & Poor's or Moody's. If so, a bond will only be deposited if that rating is investment grade or above. For example, a bond that has received an investment grade rating from Fitch but a lower than investment grade rating from either Standard & Poor's or Moody's will not be deposited in the Portfolio. However, there is no requirement that a bond deposited in the Portfolio receive any rating from either Standard & Poor's or Moody's.

The Fund is not actively managed; however, following deposit, Fitch will monitor the bonds and inform the Agent for the Sponsors of any significant unfavorable changes in its opinion of any bond not rated by Fitch. Information relating to opinions of bonds not rated by Fitch will be available only to the Sponsors; it will not be available to the general public. The Agent for the Sponsors will receive information from Fitch about changes in the credit quality of bonds rated by Fitch at essentially the same time as the general public. A bond can be sold if retaining it is considered detrimental to investors' interests.

TYPES OF BONDS


The Portfolio consists of $10,500,000 face amount of municipal bonds of the following types:

                                             APPROXIMATE
        PORTFOLIO PERCENTAGE

/ / Airports/Ports                               10%
/ / General Obligations                          10%
/ / Hospitals/Nursing Homes/Mental Health        23%
/ / Housing                                      19%
/ / Industrial Development Revenue               10%
/ / Service Industries                           10%
/ / State/Local Municipal Electric Utilities     10%
/ / Tax Allocation                                8%


BOND CALL FEATURES

It is possible that during periods of falling interest rates, a bond with a coupon higher than current market rates will be prepaid or 'called', at the option of the bond issuer, before its expected maturity. When bonds are initially callable, the price is usually at a premium to par which then declines to par over time. Bonds may also be subject to a mandatory sinking fund or have extraordinary redemption provisions. For example, if the bond's proceeds are not able to be used as intended the bond may be redeemed. This redemption and the sinking fund are often at par.

CALL PROTECTION

Although some of the bonds may be subject to optional refunding or call provisions, we have selected bonds with call protection. This call protection means that any bond in the Portfolio generally cannot be called for a number of years and thereafter at a declining premium over par.

TAX INFORMATION

Based on the opinion of bond counsel, income from the bonds held by this Fund is generally 100% exempt under existing laws from regular federal income tax. Interest on approximately 20% of the bonds will be a preference item for purposes of the Alternative Minimum Tax (AMT). Any gain on a disposition of the underlying bonds or units will be subject to tax.

----------------------------------------------------------------
Defining Your Risks
----------------------------------------------------------------

RISK FACTORS

The Portfolio contains bonds rated in the BBB category by Fitch, which is the lowest 'investment grade' rating assigned by the rating agency. The Portfolio may also contain bonds which are not rated but which have, in the opinion of the Credit Consultant, comparable credit characteristics to securities rated investment grade. While none of the bonds is rated below investment grade by Fitch, Standard & Poor's or Moody's, investors should be aware that these bonds may have speculative characteristics and that changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments on these bonds than is the case with higher rated securities. Because ratings may be lowered or the credit assessment of the Credit Consultant may change, an investment in Units should be made with an understanding of the risks of investing in 'junk bonds' (bonds rated below investment grade or unrated bonds having similar credit characteristics), including increased risk of loss of principal and interest on the underlying bonds. (see Risk Factors in Part B).

Unit price fluctuates and could be adversely affected by increasing interest rates as well as the financial condition of the issuers of the bonds and any banks or insurance companies backing the bonds. Because of the possible maturity, sale or other disposition of securities, the size, composition and return of the portfolio may change at any time. Because of the sales charges, returns of principal and fluctuations in unit price, among other reasons, the sale price will generally be less than the cost of your units. Unit prices could also be adversely affected if a limited trading market exists in any bond to be sold. There is no guarantee that the Fund will achieve its investment objective.

The opinions provided to the Agent for the Sponsors by the Credit Consultant on unrated bonds will not be traditional ratings because they will generally not be based on the level of information or access to officials generally utilized in connection with a traditional credit rating because they are likely to be given on an expedited basis and because the opinion will generally not be based on formal procedures normally associated with traditional credit ratings, such as the use of a rating committee. Therefore, the Credit Consultant's opinions on credit quality are likely to have less certainty than traditional credit ratings. The opinions, however, will be the opinions of experienced professional research analysts for Fitch and will take into account factors typically considered in debt credit analysis. The Credit Consultant will render an opinion only when in the judgement of its analysts it has sufficient information to determine whether a bond has investment grade credit characteristics (see Risk Factors in Part B).

The Fund is not considered to be concentrated in any particular category of bonds. (See Risk Factors in Part B.) Also, since interest on some of the bonds will be a preference item for purposes of AMT, the Fund may not be appropriate for investors who are subject to AMT.

----------------------------------------------------------------
Defining Your Investment
----------------------------------------------------------------


PUBLIC OFFERING PRICE PER UNIT                     $1,043.01

The Public Offering Price as of October 31, 1996, the business day prior to the Initial Date of Deposit, is based on the aggregate offer side value of the underlying bonds in the Fund ($10,517,634.40), plus a maximum sales charge of 4.167% of the value of the bonds, plus cash ($100,000.00), divided by the number of units (10,600). The Public Offering Price on any subsequent date will vary. An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. The underlying bonds are evaluated by an independent evaluator at 3:30 p.m. Eastern time on every business day.


LOW MINIMUM INVESTMENT

You can get started with a minimum purchase of about $1,000.

UNIT PAR VALUE

The par value of your unit -- the amount of money you will receive by termination of the Fund, assuming all the bonds are paid at maturity or are redeemed by the issuer at par or sold by the Fund at par to meet redemptions -- is $1,000.

REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into a separate portfolio of federally tax-exempt bonds. Reinvesting helps to compound your income tax-free.

PRINCIPAL DISTRIBUTIONS
Principal from sales, redemptions and maturities of bonds in the Fund will be distributed to investors periodically when the amount to be distributed is more than $5.00 per unit.

TERMINATION DATE

The Fund will generally terminate no later than the maturity date of the last maturing bond listed in the Portfolio. The Fund may be terminated earlier if the value is less than 40% of the face amount of bonds deposited.

SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss associated with the Fund will include the receipt of applicable sales charges, any fees for underwriting or placing bonds, fluctuations in the Public Offering Price or secondary market price of units and a gain of $64,527.50 on the deposit of the bonds.

UNDERWRITING ACCOUNT

One or more of the Sponsors has participated as sole underwriter, managing underwriter or member of an underwriting syndicate from which approximately 7% of the bonds in the Portfolio were acquired.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
P.O. Box 9051,
Princeton, NJ 08543-9051                                                  37.73%
SMITH BARNEY INC.
388 Greenwich Street--23rd Floor,
New York, NY 10013                                                        23.59%
PAINEWEBBER INCORPORATED
1285 Avenue of the Americas,
New York, NY 10019                                                        14.15%
PRUDENTIAL SECURITIES INCORPORATED
One New York Plaza,
New York, NY 10292                                                         4.72%
DEAN WITTER REYNOLDS INC.
Two World Trade Center--59th Floor,
New York, NY 10048                                                        14.15%
OPPENHEIMER & CO. INC.
One World Financial Center--8th Floor
New York, NY 10281                                                         4.72%
GRUNTAL & CO. INC.
14 Wall Street,
New York, NY 10005                                                      ___0.94%
                                                      100.00%


                                                     -----------
                                                     -----------

----------------------------------------------------------------
Defining Your Costs
----------------------------------------------------------------
SALES CHARGE

Although the Fund is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.


                                As a % of Initial      As a % of
                                Offering Period    Secondary Market
                                Public Offering    Public Offering
                                        Price              Price
                                -----------------  -----------------
Maximum Sales Charges                    4.00%              4.50%


The Fund (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

ESTIMATED ANNUAL FUND OPERATING EXPENSES



                                           As a %
                                     of Average Net
                                          Assets*        Per Unit
                                     ---------------  -------------
Trustee's Fee                                .070%      $    0.69
Bookkeeping and Administrative Fees          .010%      $    0.10
Organizational Expenses                      .020%      $    0.20
Credit Consultant's Fee                      .079%      $    0.79
Evaluator's Fee                              .012%      $    0.12
Other Operating Expenses                     .036%      $    0.37
                                     ---------------  -------------
TOTAL                                        .227%      $    2.27



------------------
* Based on the mean of the bid or offer evaluations.

Investors should realize that the total annual fees are greater for this Fund than for other Intermediate Term Series of the Sponsors, because the other funds do not generally pay consultants for ongoing monitoring of the Portfolio (see Fund Expenses in Part B). The Sponsors believe that the monitoring arrangement with Fitch (which is not affiliated with any of the Sponsors) is desirable in the present circumstances due to the increased risk of bonds rated lower than A. Some of the bonds may have speculative characteristics (see Risk Factors in Part
B).

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods.



 1 Year     3 Years    5 Years    10 Years
   $42        $47        $52         $68



The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.


REDEEMING OR SELLING YOUR INVESTMENT

You may redeem or sell your units at any time. Your price is based on the Fund's then current net asset value (generally based on the lower, bid side evaluation of the bonds, as determined by an independent evaluator), plus principal cash, if any, as well as accrued interest. The bid side redemption and secondary market repurchase price as of October 31, 1996 was $997.70 ($45.31 less than the Public Offering Price). There is no fee for redeeming or selling your units.


----------------------------------------------------------------
Defining Your Income
----------------------------------------------------------------

MONTHLY FEDERALLY TAX-FREE INTEREST INCOME

The Fund pays monthly income, even though the bonds generally pay interest semi-annually.

WHAT YOU MAY EXPECT
(PAYABLE ON THE 25TH DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 10TH DAY OF THE MONTH):



First Distribution per unit
(November 25, 1996):                                     $    1.45
Regular Monthly Income per unit
(Beginning on December 25, 1996):                        $    4.83
Annual Income per unit:                                  $   58.00



Estimated cash flows are available upon request from the Sponsors.

--------------------------------------------------------------------------------
                               Defined Portfolio
--------------------------------------------------------------------------------

Municipal Investment Trust Fund
Investment Grade Portfolio--3 (BBB Quality or Better)
Long Intermediate Term Series                                   November 1, 1996


                                        FITCH     STANDARD &                      OPTIONAL            SINKING
                                       CREDIT       POOR'S       MOODY'S         REFUNDING             FUND
PORTFOLIO TITLE                      QUALITY (1)  RATING (2)   RATING (3)     REDEMPTIONS (4)     REDEMPTIONS (4)
-----------------------------------------------------------------------------------------------------------------
1. $1,000,000 The Indl. Dev. Bd. of
the City of Eufaula, AL, Solid
Waste Disp. Rev. Bonds
(Harbison-Walker Proj.), Ser. 1996
(Bank of America Illinois - Letter
of Credit), 5.85%, 11/1/06 (6)                O    AA-          NR                 11/1/03 @ 102              --

2. $1,000,000 Richmond Jt. Pwr.
Fin. Auth., CA, Port Terminal Lease
Rev. Bonds, Ser. 1996, 6.35%,
9/1/09                                O            BBB+         NR                  9/1/06 @ 102          9/1/07

3. $750,000 Illinois Hlth. Fac.
Auth. Rev. Bonds (St. Elizabeth's
Hosp. of Chicago, Inc.), Ser. 1996,
6.25%, 7/1/10 (7)                     O            BBB          NR                  7/1/06 @ 102          7/1/06

4. $750,000 Illinois Hlth. Fac.
Auth., Rev. Rfdg. Bonds (Riverside
Hlth. Sys.), Ser. 1996 A, 5.875%,
11/15/09 (7)                          O            A            NR                11/15/06 @ 102        11/15/08

5. Romulus Tax Increment Fin.
Auth., Wayne Cnty., MI (Ltd. Oblig.
Rev. Bonds), 1994 Dev. Bonds          A            NR           NR

$230,000, 6.05%, 11/1/07                                                           11/1/06 @ 100              --

$145,000, 6.15%, 11/1/08                                                           11/1/06 @ 100              --

$260,000, 6.25%, 11/1/09                                                           11/1/06 @ 100              --

$275,000, 6.35%, 11/1/10                                                           11/1/06 @ 100              --

6. $120,000 The City of New York,
NY, G.O. Bonds, Fiscal Ser. 1996 D,
5.75%, 2/15/08                        A-           BBB+         Baa1               2/15/05 @ 101              --

7. $880,000 The City of New York,
NY, G.O. Bonds, Fiscal Ser. 1994 D,
5.75%, 8/15/08                        A-           BBB+         Baa1               8/15/03 @ 101.5            --

                                             COST
PORTFOLIO TITLE                          TO FUND (5)
---------------------------------------------------------
1. $1,000,000 The Indl. Dev. Bd. of
the City of Eufaula, AL, Solid
Waste Disp. Rev. Bonds
(Harbison-Walker Proj.), Ser. 1996
(Bank of America Illinois - Letter
of Credit), 5.85%, 11/1/06 (6)       $       1,000,000.00
2. $1,000,000 Richmond Jt. Pwr.
Fin. Auth., CA, Port Terminal Lease
Rev. Bonds, Ser. 1996, 6.35%,
9/1/09                                       1,020,750.00
3. $750,000 Illinois Hlth. Fac.
Auth. Rev. Bonds (St. Elizabeth's
Hosp. of Chicago, Inc.), Ser. 1996,
6.25%, 7/1/10 (7)                              750,000.00
4. $750,000 Illinois Hlth. Fac.
Auth., Rev. Rfdg. Bonds (Riverside
Hlth. Sys.), Ser. 1996 A, 5.875%,
11/15/09 (7)                                   748,282.50
5. Romulus Tax Increment Fin.
Auth., Wayne Cnty., MI (Ltd. Oblig.
Rev. Bonds), 1994 Dev. Bonds
$230,000, 6.05%, 11/1/07                       232,576.00
$145,000, 6.15%, 11/1/08                       146,616.75
$260,000, 6.25%, 11/1/09                       262,886.00
$275,000, 6.35%, 11/1/10                       278,038.75
6. $120,000 The City of New York,
NY, G.O. Bonds, Fiscal Ser. 1996 D,
5.75%, 2/15/08                                 117,552.00
7. $880,000 The City of New York,
NY, G.O. Bonds, Fiscal Ser. 1994 D,
5.75%, 8/15/08                                 861,502.40

--------------------------------------------------------------------------------
                               Defined Portfolio
--------------------------------------------------------------------------------
Municipal Investment Trust Fund
Investment Grade Portfolio--3 (BBB Quality or Better)
Long Intermediate Term Series (Continued)                       November 1, 1996


                                        FITCH     STANDARD &                      OPTIONAL            SINKING
                                       CREDIT       POOR'S       MOODY'S         REFUNDING             FUND
PORTFOLIO TITLE                      QUALITY (1)  RATING (2)   RATING (3)     REDEMPTIONS (4)     REDEMPTIONS (4)
-----------------------------------------------------------------------------------------------------------------
8. $1,000,000 North Carolina
Eastern Mun. Pwr. Agy., Pwr. Sys.
Rev. Bonds, Rfdg. Ser. 1993 B,
6.125%, 1/1/09                             BBB+          BBB         Baa1                     --              --

9. $1,000,000 County of Ward, ND,
Hlth. Care Fac. Rfdg. Rev. Bonds
(Trinity Oblig. Grp.), Ser. 1996 B,
6.00%, 7/1/10 (7)                     O            BBB+         NR                  7/1/07 @ 102          7/1/08

10. $1,000,000 Redevelopment Auth.
of the Cnty. of Montgomery, PA,
Multi-Family Hsg. Rev. Bonds (KBF
Associates, L.P. Proj.), Ser. 1993
A, 6.375%, 7/1/12                     BBB+         NR           NR                  7/1/03 @ 102          1/1/05

11. $340,000 Virginia Hsg. Dev.
Auth., Multi-Family Hsg. Bonds,
Ser. 1996 O, 5.70%, 11/1/08 (6)(7)    O            AA+          Aa1                 1/1/07 @ 102              --

12. $750,000 Wyoming Cmnty. Dev.
Auth. Hsg. Rev. Bonds, 1996 Ser. 5,
5.80%, 12/1/08 (6)                    O            AA           Aa                 12/1/06 @ 102              --

13. $1,000,000 Mashantucket
(Western) Pequot Tribe, Spec. Rev.
Bonds, Ser. 1996 A, 6.40%, 9/1/11     O            BBB          Baa                 9/1/06 @ 102          9/1/07

                                             COST
PORTFOLIO TITLE                          TO FUND (5)
---------------------------------------------------------
8. $1,000,000 North Carolina
Eastern Mun. Pwr. Agy., Pwr. Sys.
Rev. Bonds, Rfdg. Ser. 1993 B,
6.125%, 1/1/09                       $       1,010,580.00
9. $1,000,000 County of Ward, ND,
Hlth. Care Fac. Rfdg. Rev. Bonds
(Trinity Oblig. Grp.), Ser. 1996 B,
6.00%, 7/1/10 (7)                              990,710.00
10. $1,000,000 Redevelopment Auth.
of the Cnty. of Montgomery, PA,
Multi-Family Hsg. Rev. Bonds (KBF
Associates, L.P. Proj.), Ser. 1993
A, 6.375%, 7/1/12                            1,000,000.00
11. $340,000 Virginia Hsg. Dev.
Auth., Multi-Family Hsg. Bonds,
Ser. 1996 O, 5.70%, 11/1/08 (6)(7)             340,000.00
12. $750,000 Wyoming Cmnty. Dev.
Auth. Hsg. Rev. Bonds, 1996 Ser. 5,
5.80%, 12/1/08 (6)                             750,000.00
13. $1,000,000 Mashantucket
(Western) Pequot Tribe, Spec. Rev.
Bonds, Ser. 1996 A, 6.40%, 9/1/11            1,008,140.00
                                     --------------------
                                     $      10,517,634.40
                                     --------------------
                                     --------------------


------------------------------------
(1) These ratings are ratings of the issues themselves by Fitch. Where an 'O' appears, Fitch has not rated the issue, but has delivered an opinion that the issue has investment grade credit characteristics. (See Appendix A.)
(2) These ratings are ratings of the bonds themselves by Standard & Poor's. The symbol 'NR' indicates that Standard & Poor's did not rate the issue. (See Appendix A.)
(3) These ratings are ratings of the issues themselves by Moody's. Moody's ratings have been furnished by the Evaluator but not confirmed with Moody's. The symbol 'NR' indicates that Moody's did not rate the issue. (See Appendix A.)
(4) Bonds are first subject to optional redemptions (which may be exercised in whole or in part) on the dates and at the prices indicated under the Optional Refunding Redemptions column. In subsequent years, bonds are redeemable at declining prices, but typically not below par value. Some issues may be subject to sinking fund redemption or extraordinary redemption without premium prior to the dates shown.
(5) Evaluation of the bonds by the Evaluator is made on the basis of current offer side evaluation. On this basis, approximately 37% of the bonds were deposited at a premium, 37% at par and 26% at a discount from par.
(6)  These bonds are subject to AMT.
(7) These bonds are when issued bonds that are expected to settle 7 to 43 days after the settlement date for units. The Trustee's fee and expenses will be reduced during the first year by $1.03 per unit to compensate for interest that would have been accrued on bonds between the settlement date for units and the actual date of delivery of the bonds. (See Income, Distributions and Reinvestment -- Income in Part B.)

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Municipal Investment Trust Fund, Investment Grade Portfolio--3 (BBB Quality or Better), Long Intermediate Term Series, Defined Asset Funds (the 'Fund'):

We have audited the accompanying statement of condition and the related portfolio included in the prospectus of the Fund as of November 1, 1996. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of cash, securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of November 1, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
November 1, 1996

                 STATEMENT OF CONDITION AS OF NOVEMBER 1, 1996

TRUST PROPERTY


Investments--Bonds and Contracts to purchase Bonds(1)    $      10,517,634.40
Cash                                                               100,000.00
Accrued interest to Initial Date of Deposit on underlying
  Bonds                                                             77,505.56
Organizational Costs(2)                                             10,600.00
                                                         --------------------
           Total                                         $      10,705,739.96
                                                         --------------------
                                                         --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities: Advance by the Trustee for accrued
  interest(3)                                            $          77,505.56
Accrued Liability(2)                                                10,600.00
                                                         --------------------
  Subtotal                                                          88,105.56
                                                         --------------------
Interest of Holders of 10,600 Units of fractional
  undivided interest outstanding:
  Cost to investors(4)                                          11,055,944.40
  Gross underwriting commissions(5)                               (438,310.00)
                                                         --------------------
  Subtotal                                               $      10,617,634.40
                                                         --------------------
           Total                                         $      10,705,739.96
                                                         --------------------
                                                         --------------------


---------------

           (1) Aggregate cost to the Fund of the bonds listed under Defined Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit. The contracts to purchase the bonds are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $7,617,256.72 and deposited with the Trustee. The amount of the letter of credit includes $7,552,646.90 for the purchase of $7,590,000.00 face amount of the bonds, plus $64,609.82 for accrued interest.

           (2) This represents a portion of the Fund's organizational costs, which will be deferred and amortized over five years.
           (3) Representing a special distribution by the Trustee of an amount equal to the accrued interest on the bonds as of the Initial Date of Deposit.
           (4) Aggregate public offering price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the Initial Date of Deposit.
           (5) Assumes the maximum sales charge of 4.00% of the Public Offering Price (4.167% of the value of the bonds).

--------------------------------------------------------------------------------
    TAX-FREE VS. TAXABLE INCOME: A COMPARISON OF TAXABLE AND TAX-FREE YIELDS


                                   EFFEC-
                                   TIVE %
TAXABLE INCOME 1996*                TAX                              TAX-FREE YIELD OF
  SINGLE RETURN    JOINT RETURN   BRACKET    4%     4.5%     5%     5.5%     6%     6.5%     7%     7.5%     8%
                                                            IS EQUIVALENT TO A TAXABLE YIELD OF
------------------------------------------------------------------------------------------------------------------
$      0- 24,000 $      0- 40,100   15.00     4.71   5.29     5.88   6.47     7.06   7.65     8.24   8.82     9.41
------------------------------------------------------------------------------------------------------------------
$ 24,000- 58,150 $ 40,100- 96,900   28.00     5.56   6.25     6.94   7.64     8.33   9.03     9.72  10.42    11.11
------------------------------------------------------------------------------------------------------------------
$ 58,150-121,300 $ 96,900-147,700   31.00     5.80   6.52     7.25   7.97     8.70   9.42    10.14  10.87    11.59
------------------------------------------------------------------------------------------------------------------
$121,300-263,750 $147,700-263,750   36.00     6.25   7.03     7.81   8.59     9.38  10.16    10.94  11.72    12.50
------------------------------------------------------------------------------------------------------------------
OVER $263,750    OVER $263,750      39.60     6.62   7.45     8.28   9.11     9.93  10.76    11.59  12.42    13.25
------------------------------------------------------------------------------------------------------------------


To compare the yield of a taxable security with the yield of a tax-free security, find your taxable income and read across. The table incorporates 1996 federal income tax rates and assumes that all income would otherwise be taxed at the investor's highest tax rate. Yield figures are for example only.

*Based upon net amount subject to federal income tax after deductions and exemptions. This table does not reflect the possible effect of other tax factors, such as alternative minimum tax, personal exemptions, the phase out of exemptions, itemized deductions or the possible partial disallowance of deductions. Consequently, holders are urged to consult their own tax advisers in this regard.

                MUNICIPAL BONDS AND THE ALTERNATIVE MINIMUM TAX


      INCOME+        MUNICIPAL BOND 'PREFERENCE'
                           INTEREST INCOME*



                       (STATE INCOME TAX RATES)
SINGLE ++ JOINT ++      0%        7%       11%
--------------------------------------------------
          $50,000    $23,000 $18,000   $16,000
--------------------------------------------------
  $30,000            $21,000   $18,000   $16,000
--------------------------------------------------
          $100,000   $27,000   $18,000   $14,000
--------------------------------------------------
$55,000              $23,000   $18,000   $15,000
--------------------------------------------------
          $225,000   $33,000   $16,000    $7,000
--------------------------------------------------
$205,000             $32,000   $16,000    $8,000
--------------------------------------------------

Notes:
* Assuming no "preference" or similar
items except for municipal bond "preference" interest income and state income taxes.
+ Regular taxable income plus state income taxes and personal exemptions. ++ Assuming no dependents.

     Under the tax law, interest income on certain municipal bonds, although exempt from regular federal income tax, is treated as a 'preference' item for purposes of AMT. The table above shows amounts of such municipal bond 'preference' interest income that individual taxpayers could receive in 1996 without becoming subject to the AMT. The table gives information for single and joint returns of individuals having no dependents. The table provides three income levels and three hypothetical state income tax rates.

                        MUNICIPAL INVESTMENT TRUST FUND
                            INTERMEDIATE TERM SERIES
                              DEFINED ASSET FUNDS
I want to learn more about automatic reinvestment in the Investment Accumulation Program. Please send me information about participation in the Municipal Fund Accumulation Program, Inc. and a current Prospectus.
My name (please
print) _________________________________________________________________________
My address (please print):
Street and Apt.
No. ____________________________________________________________________________
City, State, Zip
Code ___________________________________________________________________________
This page is a self-mailer. Please complete the information above, cut along the dotted line, fold along the lines on the reverse side, tape, and mail with the Trustee's address displayed on the outside.

BUSINESS REPLY MAIL                                              NO POSTAGE
FIRST CLASS     PERMIT NO. 644     NEW YORK, NY                  NECESSARY
                                                                 IF MAILED
POSTAGE WILL BE PAID BY ADDRESSEE                                  IN THE

          THE CHASE MANHATTAN BANK (MITF)                      UNITED STATES
          RETAIL PROCESSING DEPARTMENT
          770 BROADWAY--7TH FLOOR
          NEW YORK, NY 10003-9598



--------------------------------------------------------------------------------
                            (Fold along this line.)

--------------------------------------------------------------------------------
                            (Fold along this line.)

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                        MUNICIPAL INVESTMENT TRUST FUND
                           INVESTMENT GRADE PORTFOLIO
                            (BBB QUALITY OR BETTER)
                         LONG INTERMEDIATE TERM SERIES
 FURTHER DETAIL REGARDING ANY OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY
                                  BE OBTAINED
      WITHIN FIVE DAYS OF WRITING OR CALLING THE TRUSTEE, THE ADDRESS AND TELEPHONE NUMBER OF WHICH ARE SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.

                                     Index


                                                          PAGE
                                                        ---------
Fund Description......................................          1
Risk Factors..........................................          3
How to Buy Units......................................          9

How to Redeem or Sell Units...........................         10

Income, Distributions and Reinvestment................         11
Fund Expenses.........................................         12
Taxes.................................................         13
                                                          PAGE
                                                        ---------
Records and Reports...................................         14
Trust Indenture.......................................         14
Miscellaneous.........................................         15
Exchange Option.......................................         17
Supplemental Information..............................         17
Appendix A--Description of Ratings....................        a-1
Appendix B--Sales Charge Schedules....................        b-1


FUND DESCRIPTION

BOND PORTFOLIO SELECTION

     Professional buyers for Defined Asset Funds selected the Bonds for the Portfolio after considering the Fund's investment objective as well as the credit quality of the Bonds as determined by Fitch, the yield and price of the Bonds compared to similar securities, the maturities of the Bonds and the diversification of the Portfolio. Yields on bonds depend on many factors including general conditions of the bond markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield. A summary of the Bonds in the Portfolio appears in Part A of the Prospectus.

     The Credit Consultant is obligated to review, on a timely basis, bonds proposed by the Agent for the Sponsors for deposit in the Portfolio, whether or not the Credit Consultant has an existing rating on the bonds. After reviewing each proposed bond, the Credit Consultant is obligated to either issue a rating or provide the Agent for the Sponsors with an opinion as to whether the proposed bond has investment grade credit characteristics. For a bond to be deposited in the Portfolio, the Credit Consultant must rate the bond in the BBB category or better or deliver an opinion that the bond has comparable credit characteristics to investment grade bonds.

     Certain bonds may also be rated by Standard & Poor's or Moody's. If so, a bond will only be deposited in the Portfolio if that rating as well as Fitch's rating or opinion is investment grade or above. For example, a bond that has received an investment grade rating from the Credit Consultant but a lower than investment grade rating from either Standard & Poor's or Moody's will not be deposited in the Portfolio. However, there is no requirement that a bond deposited in the Portfolio receive any rating from either Standard & Poor's or Moody's.

     Ratings represent opinions of the rating organizations as to the quality of bonds rated, but these are general (not absolute) standards of quality. And in some instances, the opinions provided to the Agent for the Sponsors by the Credit Consultant on unrated bonds will not be traditional ratings because they will generally not be based on the level of information or access to officials generally utilized in connection with a traditional credit rating because they are likely to be given on an expedited basis and because they will generally not be based on formal procedures normally associated with traditional credit ratings, such as the use of a rating committee. Therefore, the Credit Consultant's opinions on credit quality are likely to have less certainty than traditional credit ratings. The opinions, however, will be the opinions of experienced professional research analysts for Fitch and will take into account factors typically considered in debt credit analysis. The Credit Consultant will render an opinion only when in the judgement of its analysts it has sufficient information to determine whether a bond has investment grade credit characteristics. Information relating to opinions of bonds not rated by Fitch will be available only to the Sponsors; it will not be available to the general public.

     Opinions are to be based exclusively on publicly available information provided to the Credit Consultant by the Agent for the Sponsors and on other public information in the possession of the Credit Consultant. The Credit Consultant has no obligation to collect information from any other source. The Credit Consultant will use its professional expertise to evaluate the information and prepare the opinion. Once the Bonds have been deposited in the Portfolio, the Agent for the Sponsors will provide the Credit Consultant with sufficient information to enable the Credit Consultant to monitor the Bonds. The Credit Consultant will advise the Agent for the Sponsors in the event of any significant unfavorable changes in its opinion of the credit quality of any Bond not rated by Fitch, and if, in the opinion of the Credit Consultant, any Bond not rated by Fitch ceases to have investment grade credit characteristics. The Agent for the Sponsors will receive information from the Credit Consultant about changes in the credit quality of Bonds rated by the Credit Consultant at essentially the same time as the general public. In the event that the Credit Consultant does not, in its judgement, have sufficient information to monitor the Bonds, the Credit Consultant will notify the Agent for the Sponsors of the insufficiency and if the necessary information is not received, will withdraw its opinion regarding investment grade characteristics of the Bonds.

     The Credit Consultant. The Credit Consultant, Fitch Investors Service, Inc., is a Nationally Recognized Statistical Rating Organization, whose primary business is to provide credit ratings on bonds issued by states and municipalities and their instrumentalities and political subdivisions, industrial companies, utilities, financial institutions, and issuers of mortgage-and asset-backed securities.

     The Credit Consultant is based in New York City and was originally organized in 1913. The Credit Consultant is registered as an investment adviser with the Securities and Exchange Commission ('SEC') and various states. The Credit Consultant did not recommend the Bonds for purchase by the Fund. Fitch reviewed bonds proposed by the Agent for the Sponsors for inclusion in the Portfolio and indicated whether, in their judgment, the bonds have characteristics similar to bonds that are of investment grade credit quality. In addition, the Credit Consultant will monitor the Bonds in the Portfolio and notify the Agent for the Sponsors if, in the opinion of the Credit Consultant, any of the Bonds cease to have investment grade characteristics. The Agent for the Sponsors shall receive notice of a downgrade in the rating of any rated Bond in the same way the information is received by the general public. In the event any of the Bonds cease to have investment grade credit characteristics the Agent for the Sponsors shall determine, in its sole discretion, whether to dispose of any of the Bonds (see Bond Portfolio Supervision below).

     Fitch ratings and credit opinions are not recommendations to buy, sell, or hold any bond. They do not comment on the adequacy of market price, the suitability of any bond for a particular investor, or the tax-exempt nature or taxability of payments made in respect of any bond.

     Fitch ratings are based on information obtained from issuers, other obligors, underwriters, their experts, and other sources Fitch believes to be reliable. Fitch does not audit or verify the truth or accuracy of the information. Ratings may be changed, suspended, or withdrawn as a result of changes in, or the unavailability of, information or for other reasons.

BOND PORTFOLIO SUPERVISION

     The deposit of the Bonds in the Fund on the initial date of deposit established a proportionate relationship among the face amounts of the Bonds. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Bonds in order to create new Units, maintaining to the extent possible that original proportionate relationship. Deposits of additional Bonds subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the face amounts of the Bonds at the end of the initial 90-day period.

     The Fund follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. The Fund may retain an issuer's bonds despite adverse financial developments. However, the Credit Consultant will monitor the Bonds on an ongoing basis and advise the Agent for the Sponsors in the event of any significant unfavorable changes in its opinion of the credit quality of any Bond not rated by Fitch, and if, in the opinion of the Credit Consultant, any Bond not rated by Fitch ceases to have investment grade credit characteristics. Information relating to opinions of bonds not rated by Fitch will be available only to the Sponsors; it will not be available to the general public. The Agent for the Sponsors will receive information from Fitch about changes in the credit quality of Bonds rated by Fitch at essentially the same time as the general public. The Sponsors will consider information provided by the Credit Consultant in conducting the Portfolio supervision.

     A Bond may be sold in certain circumstances including the occurrence of a default in payment or other default on the Bond, a decline in the projected income pledged for debt service on a revenue bond, institution of certain legal proceedings, if the Bond becomes taxable or is otherwise inconsistent with the Fund's investment objectives, a decline in the price of the Bond or the occurrence of other market or credit factors (including advance refunding) that, in the opinion of Defined Asset Funds research analysts, makes retention of the Bond detrimental to the interests of investors. The Trustee must generally reject any offer by an issuer of a Bond to exchange another security pursuant to a refunding or refinancing plan.

     Neither the Sponsors, the Trustee nor the Credit Consultant are liable for any default or defect in a Bond. If a contract to purchase any Bond fails, the Sponsors may generally deposit a replacement bond so long as it is a tax-exempt bond, has a fixed maturity or disposition date substantially similar to the failed Bond and is rated BBB or better by Fitch or has comparable credit characteristics in the opinion of the Credit Consultant. A replacement bond must be deposited within 110 days after deposit of the failed contract, at a cost that does not exceed the funds reserved for purchasing the failed Bond and at a yield to maturity and current return substantially equivalent (considering then current market conditions and relative creditworthiness) to those of the failed Bond, as of the date the failed contract was deposited.

RISK FACTORS

     An investment in the Fund entails certain risks, including the risk that the value of your investment will decline with increases in interest rates. Generally speaking, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities. In recent years there have been wide fluctuations in interest rates and in the value of fixed-rate bonds generally. The Sponsors cannot predict the direction or scope of any future fluctuations.

     The Portfolio contains Bonds rated in the BBB category by Fitch, which is the lowest 'investment grade' rating assigned by the rating agency. The Portfolio may also contain Bonds which are not rated but which have in the opinion of the Credit Consultant, comparable credit characteristics to bonds rated investment grade. Investors should therefore be aware that these Bonds may have speculative characteristics and that changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments on these Bonds than is the case with higher rated bonds. Moreover, conditions may develop with respect to any of the issuers of the Bonds that may cause the rating agencies to lower their ratings below investment grade on a given Bond or cause the Credit Consultant to determine that the credit characteristics of a given Bond are not comparable to those of obligations rated investment grade. There can be no assurance that the rating currently assigned to a given Bond by a rating agency or the credit assessment of the Credit Consultant actually reflects all current information about the issuer of that Bond. Subsequent to the initial date of deposit, a Bond or other obligations of the issuer or guarantor or bank or other entity issuing a letter of credit related thereto may cease to be rated, its rating may be reduced or the credit assessment of the Credit Consultant may change. Because of the fixed nature of the Portfolio, none of these events requires an elimination of that Bond from the Portfolio, but the lowered rating or changed credit assessment may be considered in the Sponsors' determination to direct the disposal of the Bond (see Bond Portfolio Supervision above).

     Because ratings may be lowered or the credit assessment of the Credit Consultant may change, an investment in Units should be made with an understanding of the risks of investing in 'junk bonds' (bonds rated below investment grade or unrated bonds having similar credit characteristics), including increased risk of loss of principal and interest on the underlying bonds. Bonds that are rated below investment grade or unrated debt obligations having similar credit characteristics are often subject to greater market fluctuations and risk of loss of income and principal than bonds rated investment grade, and their value may decline more precipitously in response to rising interest rates. This effect is so not only because increased interest rates generally lead to decreased values for fixed-rate instruments, but also because increased interest rates may indicate a slowdown in the economy generally, which could result in defaults by less creditworthy issuers. Because investors generally perceive that there are greater risks associated with lower-rated bonds, the yields and prices of these bonds tend to fluctuate more than higher-rated bonds with changes in the perceived credit quality of their issuers, whether these changes are short-term or structural, and during periods of economic uncertainty. Moreover, issuers whose obligations have been recently downgraded may be subject to claims by debtholders and suppliers which, if sustained, would make it more difficult for these issuers to meet payment obligations.

     Debt rated below investment grade or having similar credit characteristics also tends to be more thinly traded than investment-grade debt and held primarily by institutions, and this lack of liquidity can negatively affect the value of the debt. Debt which is not rated investment grade or having similar credit characteristics may be subordinated to other obligations of the issuer. Senior debtholders would be entitled to receive payment in full before subordinated debtholders receive any payment at all in the event of a bankruptcy or reorganization. Lower rated debt obligations and debt obligations having similar credit characteristics may also present payment-expectation risks. For example, these bonds may contain call or redemption provisions that would make it attractive for the issuers to redeem them in periods of declining interest rates, and investors would therefore not be able to take advantage of the higher yield offered.

     The opinions provided to the Agent for the Sponsors by the Credit Consultant on unrated bonds will not be traditional ratings because they will generally not be based on the level of information or access to public officials generally utilized in connection with a traditional credit rating because they are likely to be given on an expedited basis and because they will generally not be based on formal procedures normally associated with traditional credit ratings, such as the use of a rating committee. Therefore, the Credit Consultant's opinions on credit quality are likely to have less certainty than traditional credit ratings. The opinions, however, will be the opinions of experienced professional research analysts for Fitch and will take into account factors typically considered in debt credit analysis. The Credit Consultant will render an opinion only when in the judgement of its analysts it has sufficient information to determine whether a bond has investment grade credit characteristics.

     Certain of the Bonds may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable debt securities. The current returns of market discount bonds are lower than comparably rated bonds selling at par because discount bonds tend to increase in market value as they approach maturity. The current returns of market premium bonds are higher than comparably rated bonds selling at par because premium bonds tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium bond will result in a reduction in yield to the Fund. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

     Certain Bonds deposited into the Fund may have been acquired on a when-issued or delayed delivery basis. The purchase price for these Bonds is determined prior to their delivery to the Fund and a gain or loss may result from fluctuations in the value of the Bonds.

     The Fund may be concentrated in one or more of types of bonds. Concentration in a State may involve additional risk because of the decreased diversification of economic, political, financial and market risks. Set forth below is a brief description of certain risks associated with bonds which may be held by the Fund. Additional information is contained in the Information Supplement which is available from the Trustee at no charge to the investor.

GENERAL OBLIGATION BONDS

     Certain of the Bonds may be general obligations of a governmental entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and its credit will depend on many factors, including an erosion of the tax base resulting from population declines, natural disasters, declines in the state's industrial base or an inability to attract new industries, economic limits on the ability to tax without eroding the tax base and the extent to which the entity relies on federal or state aid, access to capital markets or other factors beyond the entity's control. In addition, political restrictions on the ability to tax and budgetary constraints affecting state governmental aid may have an adverse impact on the creditworthiness of cities, counties, school districts and other local governmental units.

     As a result of the recent recession's adverse impact upon both revenues and expenditures, as well as other factors, many state and local governments have confronted deficits which were the most severe in recent years. Many issuers are facing highly difficult choices about significant tax increases and spending reductions in order to restore budgetary balance. The failure to implement these actions on a timely basis could force these issuers to issue additional debt to finance deficits or cash flow needs and could lead to a reduction of their bond ratings and the value of their outstanding bonds.

MORAL OBLIGATION BONDS

     The Portfolio may include 'moral obligation' bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or local government in question. Even though the state or local government may be called on to restore any deficits in capital reserve funds of the agencies or authorities which issued the bonds, any restoration generally requires appropriation by the state or local legislature and does not constitute a legally enforceable obligation or debt of the state or local government. The agencies or authorities generally have no taxing power.

REFUNDED BONDS

     Refunded bonds are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

MUNICIPAL REVENUE BONDS

     Municipal revenue bonds are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. Municipal revenue bonds are not general obligations of governmental entities backed by their taxing power and payment is generally solely dependent upon the creditworthiness of the public issuer or the financed project or state appropriations. Examples of municipal revenue bonds are:

        Municipal utility bonds, including electrical, water and sewer revenue bonds, whose payments are dependent on various factors, including the rates the utilities may charge, the demand for their services and their operating costs, including expenses to comply with environmental legislation and other energy and licensing laws and regulations. Utilities are particularly sensitive to, among other things, the effects of inflation on operating and construction costs, the unpredictability of future usage requirements, the costs and availability of fuel and, with certain electric utilities, the risks associated with the nuclear industry. The movement to introduce competition in the investor-owned electric utility industry is likely to indirectly affect municipal utility systems by inducing them to maintain rates as low as possible. In this effort to keep rates low, municipal utilities may have more trouble raising rates to completely recover investment in generating plant;

        Lease rental bonds which are generally issued by governmental financing authorities with no direct taxing power for the purchase of equipment or construction of buildings that will be used by a state or local government. Lease rental bonds are generally subject to an annual risk that the lessee government might not appropriate funds for the leasing rental payments to service the bonds and may also be subject to the risk that rental obligations may terminate in the event of damage to or destruction or condemnation of the equipment or building;

        Multi-family housing revenue bonds and single family mortgage revenue bonds which are issued to provide financing for various housing projects and which are payable primarily from the revenues derived from mortgage loans to housing projects for low to moderate income families or notes secured by mortgages on residences; repayment of this type of bonds is therefore dependent upon, among other things, occupancy levels, rental income, the rate of default on underlying mortgage loans, the ability of mortgage insurers to pay claims, the continued availability of federal, state or local housing subsidy programs, economic conditions in local markets, construction costs, taxes, utility costs and other operating expenses and the managerial ability of project managers. Housing bonds are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities;


        Hospital, mental health and nursing home facility bonds whose payments are dependent upon revenues of hospitals and other health care providers. These revenues come from private third-party payors and government programs, including the Medicare and Medicaid programs, which have generally undertaken cost containment measures to limit payments to health care providers. Hospitals must also deal with shifting competition resulting from hospital mergers and affiliations and the need to reduce costs as HMOs increase market penetration. Nursing homes need to keep residential facilities for the elderly, which are not reimbursable from

     Medicare/Medicaid, on a profitable basis. Hospital supply and drug companies must deal with their need to raise prices in an environment where hospitals and other health care providers are under intense pressure to keep their costs low. Hospitals and health care providers are subject to various legal claims by patients and others and are adversely affected by increasing costs of insurance. The Internal Revenue Service has been engaged in a program of intensive audits of certain large tax-exempt hospital and health care providers. Although these audits have not yet been completed, it has been reported that the tax-exempt status of some of these organizations may be revoked. Some hospitals have been required to pay monetary penalties to the IRS;


        Airport, port, highway and transit authority revenue bonds which are dependent for payment on revenues from the financed projects, including user fees from ports and airports, tolls on turnpikes and bridges, rents from buildings, transit fare revenues and additional financial resources including federal and state subsidies, lease rentals paid by state or local governments or a pledge of a special tax such as a sales tax or a property tax. In the case of the air travel industry, airport income is largely affected by the airlines' ability to meet their obligations under use agreements which in turn is affected by increased competition among airlines, excess capacity and increased fuel costs, among other factors;

        Solid waste disposal bonds which are generally payable from dumping and user fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products and which are therefore dependent upon the ability of municipalities to fully utilize the facilities, sufficient supply of waste for disposal, economic or population growth, the level of construction and maintenance costs, the existence of lower-cost alternative modes of waste processing and increasing environmental regulation. A recent decision of the U.S. Supreme Court limiting a municipality's ability to require use of its facilities may have an adverse affect on the credit quality of various issues of these bonds;

        Special tax bonds which are not secured by general tax revenues but are only payable from and secured by the revenues derived by a municipality from a particular tax--for example, a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor and may therefore be adversely affected by a reduction in revenues resulting from a decline in the local economy or population or a decline in the consumption, use or cost of the goods and services that are subject to taxation;

        Student loan revenue bonds which are typically secured by pledges of new or existing student loans. The loans, in turn, are generally either guaranteed by eligible guarantors and reinsured by the Secretary of the U.S. Department of Education, directly insured by the federal government, or financed as part of supplemental or alternative loan programs within a state (e.g., loan repayments are not guaranteed). These bonds often permit the issuer to enter into interest rate swap agreements with eligible counterparties in which event the bonds are subject to the additional risk of the counterparty's ability to fulfill its swap obligation;

        University and college bonds, the payments on which are dependent upon various factors, including the size and diversity of their sources of revenues, enrollment, reputation, the availability of endowments and other funds and, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education; and

        Tax increment and tax allocation bonds, which are secured by ad valorem taxes imposed on the incremental increase of taxable assessed valuation of property within a jurisdiction above an established base of assessed value. The issuers of these bonds do not have general taxing authority and the tax assessments on which the taxes used to service the bonds are based may be subject to devaluation due to market price declines or governmental action.

     Puerto Rico. Certain Bonds may be affected by general economic conditions in the Commonwealth of Puerto Rico. Puerto Rico's economy is largely dependent for its development on federal programs and current federal budgetary policies suggest that an expansion of its programs is unlikely. Reductions in federal tax benefits or incentives or curtailment of spending programs could adversely affect the Puerto Rican economy.

     Industrial Development Revenue Bonds. Industrial development revenue bonds are municipal obligations issued to finance various privately operated projects including pollution control and manufacturing facilities. Payment is generally solely dependent upon the creditworthiness of the corporate operator of the project and, in certain cases, an affiliated or third party guarantor and may be affected by economic factors relating to the particular industry as well as varying degrees of governmental regulation. In many cases industrial revenue bonds do not have the benefit of covenants which would prevent the corporations from engaging in capital restructurings or borrowing transactions which could reduce their ability to meet their obligations and result in a reduction in the value of the Portfolio.

BONDS BACKED BY LETTERS OF CREDIT OR INSURANCE

     Certain Bonds may be secured by letters of credit issued by commercial banks or savings banks, savings and loan associations and similar thrift institutions or are direct obligations of banks or thrifts. The letter of credit may be drawn upon, and the Bonds redeemed, if an issuer fails to pay amounts due on the Bonds or, in certain cases, if the interest on the Bond becomes taxable. Letters of credit are irrevocable obligations of the issuing institutions. The profitability of a financial institution is largely dependent upon the credit quality of its loan portfolio which, in turn, is affected by the institution's underwriting criteria, concentrations within the portfolio and specific industry and general economic conditions. The operating performance of financial institutions is also impacted by changes in interest rates, the availability and cost of funds, the intensity of competition and the degree of governmental regulation.

     Certain Bonds may be insured or guaranteed by insurance companies listed below. The claims-paying ability of each of these companies, unless otherwise indicated, was rated AAA by Standard & Poor's or another nationally recognized rating organization at the time the insured Bonds were purchased by the Fund. The ratings are subject to change at any time at the discretion of the rating agencies. In the event that the rating of an Insured Fund is reduced, the Sponsors are authorized to direct the Trustee to obtain other insurance on behalf of the Fund. The insurance policies guarantee the timely payment of principal and interest on the Bonds but do not guarantee their market value or the value of the Units. The insurance policies generally do not provide for accelerated payments of principal or cover redemptions resulting from events of taxability.

      The following summary information relating to the listed insurance companies has been obtained from publicly available information:



                                                                                        FINANCIAL INFORMATION
                                                                                         AS OF MARCH 31, 1996
                                                                                     (IN MILLIONS OF DOLLARS)
                                                                          -------------------------------------
                                                                                            POLICYHOLDERS'
                        NAME                           DATE ESTABLISHED   ADMITTED ASSETS          SURPLUS
-----------------------------------------------------  -----------------  ---------------  --------------------
AMBAC Indemnity Corporation..........................           1970        $     2,440         $      879
Asset Guaranty Insurance Co. (AA by S&P).............           1988                185                 82
Capital Markets Assurance Corp. (CAPMAC)                        1987                292                196
Connie Lee Insurance Company.........................           1987                216                111
Continental Casualty Company (A+ by S&P).............           1948             20,487              4,004
Financial Guaranty Insurance Company.................           1984              2,314              1,033
Financial Security Assurance Inc. (FSA) (including
  Financial Security Assurance of Maryland Inc.
  (FSAM) (formerly Capital Guaranty Insurance
  Company)...........................................           1984              1,157                458
Firemen's Insurance Company of Newark, NJ (A-by S&P)            1855              2,212                403
Industrial Indemnity Co. (HIBI)
  (A+ by S&P)........................................           1920              1,565                288
MBIA Insurance Corporation...........................           1986              3,968              1,317



     Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies are required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

LITIGATION AND LEGISLATION

     The Sponsors do not know of any pending litigation as of the initial date of deposit which might reasonably be expected to have a material adverse effect upon the Fund. At any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Bonds in the Fund. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of certain Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that it has been validly issued and that the interest thereon is exempt from federal income tax. From time to time, proposals are introduced in Congress to, among other things, reduce federal income tax rates, impose a flat tax, exempt investment income from tax or abolish the federal income tax and replace it with another form of tax. Enactment of any such legislation could adversely affect the value of the Units. The Fund, however, cannot predict what legislation, if any, in respect of tax rates may be proposed, nor can it predict which proposals, if any, might be enacted.

     Also, certain proposals, in the form of state legislative proposals or voter initiatives, seeking to limit real property taxes have been introduced in various states, and an amendment to the constitution of the State of California, providing for strict limitations on real property taxes, has had a significant impact on the taxing powers of local governments and on the financial condition of school districts and local governments in California. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds. Under the Federal Bankruptcy Code, for example, municipal bond issuers, as well as any underlying corporate obligors or guarantors, may proceed to restructure or otherwise alter the terms of their obligations.

     From time to time Congress considers proposals to prospectively and retroactively tax the interest on state and local obligations, such as the Bonds. The Supreme Court clarified in South Carolina v. Baker (decided on April 20, 1988) that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could require investors to pay income tax on interest from the Bonds and could adversely affect an investment in Units. See Taxes.

PAYMENT OF THE BONDS AND LIFE OF THE FUND

     The size and composition of the Portfolio will change over time. Most of the Bonds are subject to redemption prior to their stated maturity dates pursuant to optional refunding or sinking fund redemption provisions or otherwise. In general, optional refunding redemption provisions are more likely to be exercised when the value of a Bond is at a premium over par than when it is at a discount from par. Some Bonds may be subject to sinking fund and extraordinary redemption provisions which may commence early in the life of the Fund. Additionally, the size and composition of the Fund will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units and whether or not the Sponsors are able to sell the Units acquired by them in the secondary market. As a result, Units offered in the secondary market may not represent the same face amount of Bonds as on the initial date of deposit. Factors that the Sponsors will consider in determining whether or not to sell Units acquired in the secondary market include the diversity of the Portfolio, the size of the Fund relative to its original size, the ratio of Fund expenses to income, the Fund's current and long-term returns, the degree to which Units may be selling at a premium over par and the cost of maintaining a current prospectus for the Fund. These factors may also lead the Sponsors to seek to terminate the Fund earlier than its mandatory termination date.

FUND TERMINATION

     The Fund will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Bond or upon the consent of investors holding 51% of the Units. The Fund may also be terminated earlier by the Sponsors once the total assets of the Fund have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Fund early will be based on factors similar to those considered by the Sponsors in determining whether to continue the sale of Units in the secondary market.

     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Fund will seek to dispose of any Bonds remaining in the Portfolio although any Bond unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Bonds, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

LIQUIDITY

     Up to 40% of the value of the Portfolio may be attributable to guarantees or similar security provided by corporate entities. These guarantees or other security may constitute restricted securities that cannot be sold publicly by the Trustee without registration under the Securities Act of 1933, as amended. The Sponsors nevertheless believe that, should a sale of the Bonds guaranteed or secured be necessary in order to meet redemption of Units, the Trustee should be able to consummate a sale with institutional investors.

     The principal trading market for the Bonds will generally be in the over-the-counter market and the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in them. There can be no assurance that a liquid trading market will exist for any of the Bonds, especially since the Fund may be restricted under the Investment Company Act of 1940 from selling Bonds to any Sponsor. The value of the Portfolio will be adversely affected if trading markets for the Bonds are limited or absent.

HOW TO BUY UNITS

     Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price plus accrued interest on the Units. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.

PUBLIC OFFERING PRICE

     In the initial offering period, the Public Offering Price is based on the next offer side evaluation of the Bonds, and includes a sales charge based on the number of Units of a single Fund or Trust purchased on the same or any preceding day by a single purchaser. See Initial Offering sales charge schedule in Appendix B. The purchaser or his dealer must notify the Sponsors at the time of purchase of any previous purchase to be aggregated and supply sufficient information to permit confirmation of eligibility; acceptance of the purchase order is subject to confirmation. Purchases of Fund Units may not be aggregated with purchases of any other unit trust. This procedure may be amended or terminated at any time without notice.

     In the secondary market (after the initial offering period), the Public Offering Price is based on the bid side evaluation of the Bonds, and includes a sales charge based (a) on the number of Units of the Fund and any other Series of Municipal Investment Trust Fund purchased in the secondary market on the same day by a single purchaser (see Secondary Market sales charge schedule in Appendix B) and (b) the maturities of the underlying Bonds (see Effective Sales Charge Schedule in Appendix B). To qualify for a reduced sales charge, the dealer must confirm that the sale is to a single purchaser or is purchased for its own account and not for distribution. For these purposes, Units held in the name of the purchaser's spouse or child under 21 years of age are deemed to be purchased by a single purchaser. A trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account is also considered a single purchaser.

     In the secondary market, the Public Offering Price is further reduced depending on the maturities of the various Bonds in the Portfolio, by determining a sales charge percentage for each Bond, as stated in Effective Sales Charge in Appendix B. The sales charges so determined, multiplied by the bid side evaluation of the Bonds, are aggregated and the total divided by the number of Units outstanding to determine the Effective Sales Charge. On any purchase, the Effective Sales Charge is multiplied by the applicable secondary market sales charge percentage (depending on the number of Units purchased) in order to determine the sales charge component of the Public Offering Price.

     Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units at any time at prices including a sales charge of not less than $5 per Unit.

     Net accrued interest and principal cash, if any, are added to the Public Offering Price, the Sponsors' Repurchase Price and the Redemption Price per Unit. This represents the interest accrued on the Bonds, net of Fund expenses, from the initial date of deposit to, but not including, the settlement date for Units (less any prior distributions of interest income to investors). Bonds deposited also carry accrued but unpaid interest up to the initial date of deposit. To avoid having investors pay this additional accrued interest (which earns no return) when they purchase Units, the

Trustee advances and distributes this amount to the Sponsors; it recovers this advance from interest received on the Bonds. Because of varying interest payment dates on the Bonds, accrued interest at any time will exceed the interest actually received by the Fund.

     Because accrued interest on the Bonds is not received by the Fund at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the interest actually received by the Fund. To eliminate fluctuations in the Monthly Income Distribution, a portion of the Public Offering Price may consist of cash in an amount necessary for the Trustee to provide approximately equal distributions. Upon the sale or redemption of Units, investors will receive their proportionate share of this cash. In addition, if a Bond is sold, redeemed or otherwise disposed of, the Fund will periodically distribute to investors the portion of this cash that is attributable to the Bond.

     The regular Monthly Income Distribution is stated in Part A of the Prospectus and will change as the composition of the Portfolio changes over time.

EVALUATIONS

     Evaluations are determined by the independent Evaluator on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Bond evaluations are based on closing sales prices (unless the Evaluator deems these prices inappropriate). If closing sales prices are not available, the evaluation is generally determined on the basis of current bid or offer prices for the Bonds or comparable securities or by appraisal or by any combination of these methods. In the past, the bid prices of publicly offered tax-exempt issues have been lower than the offer prices by as much as 3 1/2% or more of face amount in the case of inactively traded issues and as little as 1/2 of 1% in the case of actively traded issues, but the difference between the offer and bid prices has averaged between 1 and 2% of face amount. Neither the Sponsors, the Trustee or the Evaluator will be liable for errors in the Evaluator's judgment. The fees of the Evaluator will be borne by the Fund.

CERTIFICATES

     Certificates for Units are issued upon request and may be transferred by paying any taxes or governmental charges and by complying with the requirements for redeeming Certificates (see How To Sell Units--Trustee's Redemption of Units). Certain Sponsors collect additional charges for registering and shipping Certificates to purchasers. Lost or mutilated Certificates can be replaced upon delivery of satisfactory indemnity and payment of costs.


HOW TO REDEEM OR SELL UNITS

     You can redeem your Units at any time for net asset value. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.

REDEEMING UNITS WITH THE TRUSTEE

     You can always redeem your Units directly with the Trustee for net asset value. This can be done by sending the Trustee a redemption request together with any Unit certificates you hold, which must be properly endorsed or accompanied by a written transfer instrument with signatures guaranteed by an eligible institution. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

     Within seven days after the Trustee's receipt of your request containing the necessary documents, a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Bonds, net accrued interest, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses and any remaining deferred sales charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units.

     As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.

     For Defined Asset Funds Municipal Series, Bonds are evaluated on the offer side during the initial offering period and for at least the first three months of the Fund (even in the secondary market) and on the bid side thereafter. For a Municipal Investment Trust Fund, Bonds are evaluated on the offer side during the initial offering period and on the bid side thereafter.

     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Bonds selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Bonds would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Fund. If Bonds are being sold during a time when additional Units are being created by the purchase of additional Bonds (as described under Portfolio Selection), Bonds will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the face amounts of each Bond in the Portfolio.

     The Trustee is authorized, on a redemption request for Units with a value exceeding $250,000 by any investor who acquired 25% or more of the outstanding Units of a Trust, to pay part or all of the redemption 'in kind' (by the distribution of Bonds and cash with an aggregate value equal to the applicable Redemption Price of the Units tendered for redemption). The Trustee will attempt to make a pro rata distribution of Bonds in the Portfolio, but reserves the right to distribute solely one or more Bonds. The distribution will be made to the distribution agent and either held for the account of the investor or disposed of in accordance with the instructions of the investor. Any transaction costs as well as transfer and ongoing custodial fees on sales of the Bonds distributed in kind will be borne by the redeeming investor.

     Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Bonds not reasonably practicable or (iii) for any other period permitted by SEC order.


INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME

     Some of the Bonds may have been purchased on a when-issued basis or may have a delayed delivery. Since interest on these Bonds does not begin to accrue until the date of their delivery to the Fund, the Trustee's annual fee and expenses may be reduced to provide tax-exempt income to investors for this non-accrual period. If a when-issued Bond is not delivered until later than expected and the amount of the Trustee's annual fee and expenses is insufficient to cover the additional accrued interest, the Sponsors will treat the contracts as failed Bonds. The Trustee is compensated for its fee reduction by drawing on the letter of credit deposited by the Sponsors before the settlement date for these Bonds and depositing the proceeds in a non-interest bearing account for the Fund.

     Interest received is credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund.

DISTRIBUTIONS

     Each Unit receives an equal share of monthly distributions of interest income net of estimated expenses. Interest on the Bonds is generally received by the Fund on a semi-annual or annual basis. Because interest on the Bonds is not received at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the interest actually received. To eliminate fluctuations in the Monthly Income Distribution, the Trustee will advance amounts necessary to provide approximately equal interest distributions; it will be reimbursed, without interest, from interest received on the Bonds, but the Trustee is compensated, in part, by holding the Fund's cash balances in non-interest bearing accounts. Along with the Monthly Income Distributions, the Trustee will distribute the investor's pro rata share of principal received from any disposition of a Bond to the extent available for distribution.

     The initial estimated annual income per Unit, after deducting estimated annual Fund expenses as stated in Part A of the Prospectus, will change as Bonds mature, are called or sold or otherwise disposed of, as replacement bonds are deposited and as Fund expenses change. Because the Portfolio is not actively managed, income distributions will generally not be affected by changes in interest rates. Depending on the financial conditions of the issuers of the Bonds, the amount of income should be substantially maintained as long as the Portfolio remains unchanged; however, optional bond redemptions or other Portfolio changes may occur more frequently when interest rates decline, which would result in early returns of principal and possibly earlier termination of the Fund.

REINVESTMENT

     Distributions will be paid in cash unless the investor elects to have distributions reinvested without sales charge in the Municipal Fund Accumulation Program, Inc. The Program is an open-end management investment company whose investment objective is to obtain income exempt from regular federal income taxes by investing in a diversified portfolio of state, municipal and public authority bonds rated A or better or with comparable credit characteristics. Reinvesting compounds earnings free from federal tax. Investors participating in the Program will be subject to state and local income taxes to the same extent as if the distributions had been received in cash, and most of the income on the Program is subject to state and local income taxes. For more complete information about the Program, including charges and expenses, request the Program's prospectus from the Trustee. Read it carefully before you decide to participate. Written notice of election to participate must be received by the Trustee at least ten days before the Record Day for the first distribution to which the election is to apply.

FUND EXPENSES

     Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. Fitch, as Credit Consultant, will be compensated by the Fund for providing ongoing monitoring of the Portfolio. The fee to be paid by the Fund to the Credit Consultant for providing ongoing monitoring of the Portfolio generally shall be the amount set forth under Estimated Annual Fund Operating Expenses in Part A, based on the face amount of Bonds in the Portfolio, computed annually, payable quarterly. In addition, the Credit Consultant receives fees from the issuers of the securities that it rates. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Bonds for this purpose if cash is not available. The Sponsors may be reimbursed for their costs of providing bookkeeping and administrative services to the Fund, currently estimated at $0.10 per Unit. The Trustee's, Credit Consultant's and Evaluator's fees may be adjusted for inflation without investors' approval.

     All or a portion of expenses in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund and amortized over five years. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Sales charges on Defined Asset Funds range from under 1.0% to 5.5%. This may be less than you might pay to buy and hold a comparable managed fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

     The following discussion addresses only the U.S. federal and certain New York State and City income tax consequences under current law of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies or other investors with special circumstances.

     In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:

        The Fund is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered the owner of a pro rata portion of each Bond in the Fund under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Internal Revenue Code'). Each investor will be considered to have received the interest and accrued the original issue discount, if any, on his pro rata portion of each Bond when interest on the Bond is received or original issue discount is accrued by the Fund. The investor's basis in his Units will be equal to the cost of his Units, including any up-front sales charge and the organizational costs borne by the investor.

        When an investor pays for accrued interest, the investor's confirmation of purchase will report to him the amount of accrued interest for which he paid. These investors will receive the accrued interest amount as part of their first monthly distribution. Accordingly, these investors should reduce their tax basis by the accrued interest amount after the first monthly distribution.

        An investor will recognize taxable gain or loss when all or part of his pro rata portion of a Bond is disposed of by the Fund. An investor will also be considered to have disposed of all or a portion of his pro rata portion of each Bond when he sells or redeems all or some of his Units. An investor who is treated as having acquired his pro rata portion of a Bond at a premium will be required to amortize the premium over the term of the Bond. The amortization is only a reduction of basis for the investor's pro rata portion of the Bond and does not result in any deduction against the investor's income. Therefore, under some circumstances, an investor may recognize taxable gain when his pro rata portion of a Bond is disposed of for an amount equal to or less than his original tax basis therefor.

        Under Section 265 of the Code, a non-corporate investor is not entitled to a deduction for his pro rata share of fees and expenses of the Fund, because the fees and expenses are incurred in connection with the production of tax-exempt income. Further, if borrowed funds are used by an investor to purchase or carry Units of the Fund, interest on this indebtedness will not be deductible for federal income tax purposes. In addition, under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units.


        Under the income tax laws of the State and City of New York, the Fund is not an association taxable as a corporation and income received by the Fund will be treated as the income of the investors in the same manner as for federal income tax purposes, but will not be tax-exempt except to the extent such income is interest earned on bonds in the Fund that is otherwise tax-exempt for New York purposes.


        The foregoing discussion relates only to U.S. federal and certain aspects of New York State and City income taxes. Depending on their state of residence, investors may be subject to state and local taxation and should consult their own tax advisers in this regard.

                                    *  *  *

     In the opinion of bond counsel rendered on the date of issuance of each Bond, the interest on each Bond is excludable from gross income under existing law for regular federal income tax purposes (except in certain circumstances depending on the investor) but may be subject to state and local taxes, and interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their date of issuance, as a result of changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the Bonds) to comply with certain ongoing requirements. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which the interest is determined to be taxable.

     Neither the Sponsors nor Davis Polk & Wardwell have made or will make any review of the proceedings relating to the issuance of the Bonds or the basis for these opinions and there can be no assurance that the issuer (and other users) will comply with any ongoing requirements necessary for a Bond to maintain its tax-exempt character.

     The Internal Revenue Service is currently engaged in a program of intensive audits of certain tax-exempt hospital and health care facility organizations. Although these audits have not yet been completed, it has been reported that the tax-exempt status of some of these organizations may be revoked. At this time, it is uncertain whether any of the hospital and health care facility obligations held by the Fund will be affected by such audit proceedings.

RECORDS AND REPORTS

     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Bonds and a copy of the Indenture, and supplemental information on the operations of the Fund and the risks associated with the Bonds held by the Fund, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee includes a statement of the interest and any other receipts being distributed. Within five days after deposit of Bonds in exchange or substitution for Bonds (or contracts) previously deposited, the Trustee will send a notice to each investor, identifying both the Bonds removed and the replacement bonds deposited. The Trustee sends each investor of record an annual report summarizing transactions in the Fund's accounts and amounts distributed during the year and Bonds held, the number of Units outstanding and the Redemption Price at year end, the interest received by the Fund on the Bonds, the gross proceeds received by the Fund from the disposition of any Bond (resulting from redemption or payment at maturity or sale of any Bond), and the fees and expenses paid by the Fund, among other matters. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service. Investors are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year. Investors may obtain copies of Bond evaluations from the Trustee to enable them to comply with federal and state tax reporting requirements. Fund accounts are audited annually by independent accountants selected by the Sponsors. Audited financial statements are available from the Trustee on request.

TRUST INDENTURE

     The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors, the Trustee and the Evaluator. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified on the substance of any amendment.

     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The Evaluator may resign or be removed by the Sponsors and the Trustee without the investors' consent. The resignation or removal of either becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee or Evaluator may apply to a court of competent jurisdiction to appoint a successor.

     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains and is agreeable to the resignation. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

     The Sponsors, the Trustee and the Evaluator are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor or the Evaluator) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

     The Statement of Condition on the back cover of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

SPONSORS

     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America; Dean Witter Reynolds, Inc., a principal operating subsidiary of Dean Witter Discover & Co. and PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.


CODE OF ETHICS

     The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Fund and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Funds.


PUBLIC DISTRIBUTION

     In the initial offering period Units will be distributed to the public through the Underwriting Account and dealers who are members of the National Association of Securities Dealers, Inc. The initial offering period is 30 days or less if all Units are sold. If some Units initially offered have not been sold, the Sponsors may extend the initial offering period for up to four additional successive 30-day periods.

     The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.; however, Units of a State trust will be offered for sale only in the State for which the trust is named, except that Units of a New Jersey trust will also be offered in Connecticut, Units of a Florida trust will also be offered in New York and Units of a New York trust will also be offered in Connecticut, Florida and Puerto Rico. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold. Sales to dealers and to introducing dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price, but the Agent for the Sponsors reserves the right to change the rate of any concession from time to time. Any dealer or introducing dealer may reallow a concession up to the concession to dealers.

UNDERWRITERS' AND SPONSORS' PROFITS

     Upon sale of the Units, the Underwriters will be entitled to receive sales charges. The Sponsors also realize a profit or loss on deposit of the Bonds equal to the difference between the cost of the Bonds to the Fund (based on the offer side evaluation on the initial date of deposit) and the Sponsors' cost of the Bonds. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Bonds it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

FUND PERFORMANCE

     Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of income and principal distributions reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

      Past performance may not be indicative of future results. The Fund is not actively managed. Unit price and return fluctuate with the value of the Bonds in the Portfolio, so there may be a gain or loss when Units are sold.

      Fund performance may be compared to performance on the same basis (with distributions reinvested) of Moody's Municipal Bond Averages or performance data from publications such as Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine. As with other performance data, performance comparisons should not be considered representative of the Fund's relative performance for any future period.

DEFINED ASSET FUNDS

     Because each Defined Asset Fund is a preselected portfolio of bonds, you know the securities, maturities, call dates and ratings before you invest. Of course, the Portfolio will change somewhat over time, as Bonds mature, are redeemed or are sold to meet Unit redemptions or in other limited circumstances. Because the Portfolio is not actively managed and principal is returned as the Bonds are disposed of, this principal should be relatively unaffected by changes in interest rates.

     Municipal Investment Trust Funds have provided investors with tax-free income for more than 30 years. For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio of municipal bonds and the return are relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Tax-exempt income can help investors keep more today for a more secure financial future. It can also be important in planning because tax brackets may increase with higher earnings or changes in tax laws. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term income by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. One's investment objectives may call for a combination of Defined Asset Funds.

     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

EXCHANGE OPTION

     You may exchange Fund Units for units of certain other Defined Asset Funds subject only to a reduced sales charge. You may exchange your units of any Municipal Investment Trust Fund Intermediate Term Series with a regular maximum sales charge of at least 3.25%, of any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 3.0%, for Units of this Fund at their relative net asset values, subject only to a reduced sales charge, or to any remaining Deferred Sales Charge, as applicable.

     To make an exchange, you should contact your financial professional to find out what suitable Exchange Funds are available and to obtain a prospectus. You may acquire units of only those Exchange Funds in which the Sponsors are maintaining a secondary market and which are lawfully for sale in the state where you reside. Except for the reduced sales charge, an exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of Exchange Fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

     As the Sponsors are not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION

     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive at no cost to the investor supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of Bonds that may be part of the Fund's Portfolio, general risk disclosure concerning any letters of credit or insurance securing certain Bonds, and general information about the structure and operation of the Fund.

                                   APPENDIX A

DESCRIPTION OF RATINGS (AS DESCRIBED BY THE RATING COMPANIES THEMSELVES)

FITCH INVESTORS SERVICE, INC.

     AAA--Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

     AA--Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA.

     A--Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

     BBB--Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

     BB--Bonds considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.

     B--Bonds considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probabilty of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

     CCC--Bonds have certain identifiable characteristics which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

     CC--Bonds are minimally protected. Default in payment of interest and/or principal seems probable over time.

     C--Bonds are in imminent default in payment of interest or principal.

     Plus (+) Minus (-) Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the 'AAA' category.

     NR Indicates that Fitch does not rate the specific issue.

     o indicates that Fitch does not rate the specific issue but has issued an opinion that the issue has investment grade credit characteristics.

     Conditional. A conditional rating is premised on the successful completion of a project or the occurrence of a specific event.

STANDARD & POOR'S RATINGS GROUP, A DIVISION OF MCGRAW-HILL, INC.

     AAA--Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

     AA--Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

     A--Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     BBB--Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     BB, B, CCC, CC--Debt rated BB, B, CCC and CC is regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

     The ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     A provisional rating, indicated by 'p' following a rating, assumes the successful completion of the project being financed by the issuance of the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.

     * Continuance of the rating is contingent upon S&P's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows.

     NR--Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

MOODY'S INVESTORS SERVICE, INC.

     Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge'. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

     A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     B--Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Rating symbols may include numerical modifiers 1, 2 or 3. The numerical modifier 1 indicates that the security ranks at the high end, 2 in the mid-range, and 3 nearer the low end, of the generic category. These modifiers of rating symbols give investors a more precise indication of relative debt quality in each of the historically defined categories.

     Conditional ratings, indicated by 'Con.', are sometimes given when the security for the bond depends upon the completion of some act or the fulfillment of some condition. Such bonds are given a conditional rating that denotes their probable credit stature upon completion of that act or fulfillment of that condition.

     NR--Should no rating be assigned, the reason may be one of the following:
(a) an application for rating was not received or accepted; (b) the issue or issuer belongs to a group of securities that are not rated as a matter of policy; (c) there is a lack of essential data pertaining to the issue or issuer or (d) the issue was privately placed, in which case the rating is not published in Moody's publications.

                                   APPENDIX B
           SALES CHARGE SCHEDULES FOR MUNICIPAL INVESTMENT TRUST FUND
                                INITIAL OFFERING


                                                      SALES CHARGE
                                       (GROSS UNDERWRITING PROFIT)
                                     ----------------------------------                         PRIMARY MARKET
                                      AS PERCENT OF       AS PERCENT OF  DEALER CONCESSION AS    CONCESSION TO
                                     OFFER SIDE PUBLIC     NET AMOUNT    PERCENT OF PUBLIC         INTRODUCING
NUMBER OF UNITS                      OFFERING PRICE          INVESTED     OFFERING PRICE               DEALERS
-----------------------------------  -------------------  -------------  ---------------------  ------------------


           MONTHLY PAYMENT SERIES, MULTISTATE SERIES, INSURED SERIES

Less than 250......................            4.50%            4.712%             2.925%           $    32.40
250 - 499..........................            3.50             3.627              2.275                 25.20
500 - 749..........................            3.00             3.093              1.950                 21.60
750 - 999..........................            2.50             2.564              1.625                 18.00
1,000 or more......................            2.00             2.041              1.300                 14.40


                INTERMEDIATE AND LONG INTERMEDIATE TERM SERIESS


Less than 250......................            4.00%            4.167%             2.600%           $    28.80
250 - 499..........................            3.00             3.093              1.950                 21.60
500 - 749..........................            2.50             2.564              1.625                 18.00
750 - 999..........................            2.00             2.041              1.300                 14.40
1,000 or more......................            1.50             1.523              0.975                 10.00


            INTERMEDIATE TERM SERIES (SHORT INTERMEDIATE MATURITIES)


Less than 250......................            2.75%            2.828%             1.788%           $    19.80
250 - 499..........................            2.25             2.302              1.463                 16.20
500 - 749..........................            1.75             1.781              1.138                 12.60
750 - 999..........................            1.25             1.266              0.813                  9.00
1,000 or more......................            1.00             1.010              0.650                  7.20


                                SECONDARY MARKET


                  ACTUAL SALES CHARGE AS   DEALER CONCESSION AS
                  PERCENT OF EFFECTIVE     PERCENT OF EFFECTIVE
NUMBER OF UNITS       SALES CHARGE             SALES CHARGE
----------------  -----------------------  -----------------------
1-249                          100%                      65%
250-499                         80                       52
500-749                         60                       39
750-999                         45                    29.25
1,000 or more                   35                    22.75


                             EFFECTIVE SALES CHARGE


                                    AS PERCENT      AS PERCENT
             TIME TO                OF BID SIDE      OF PUBLIC
             MATURITY               EVALUATION   OFFERING PRICE
----------------------------------  -----------  -----------------
Less than six months                         0%              0%
Six months to less than 1 year           0.503            0.50
1 year to less than 2 years              1.010            1.00
2 years to less than 3 years             1.523            1.50
3 years to less than 4 years             2.302            2.25
4 years to less than 5 years             2.828            2.75
5 years to less than 6 years             3.093            3.00
6 years to less than 7 years             3.359            3.25
7 years to less than 8 years             3.627            3.50
8 years to less than 9 years             4.167            4.00
9 years to less than 12 years            4.439            4.25
12 years to less than 15 years           4.712            4.50
15 years or more                         5.820            5.50


     For this purpose, a Bond will be considered to mature on its stated maturity date unless: it has been called for redemption; (although not called) its yield to maturity is more than 40 basis points higher than its yield to any call date; funds or securities have been placed in escrow to redeem it on an earlier date; or the Bond is subject to a mandatory tender. In each of these cases the earlier date will be considered the maturity date.

                                   Defined
                                   Asset FundsSM



SPONSORS:                          MUNICIPAL INVESTMENT
Merrill Lynch, Pierce, Fenner &    TRUST FUND
Smith Incorporated                 Investment Grade Portfolio--3
Defined Asset Funds                (BBB Quality or Better)
P.O. Box 9051,                     Long Intermediate Term Series
Princeton, NJ                      A Unit Investment Trust
08543-9051
(609) 282-8500                     This Prospectus does not contain all of the
Smith Barney Inc.                  information with respect to the investment
388 Greenwich Street--23rd Floor,  company set forth in its registration
New York, NY                       statement and exhibits relating thereto which
10013                              have been filed with the Securities and
(212) 816-4000                     Exchange Commission, Washington, D.C. under
PaineWebber Incorporated           the Securities Act of 1933 and the Investment
1285 Avenue of the Americas,       Company Act of 1940, and to which reference
New York, NY                       is hereby made. Copies of filed material can
10019                              be obtained from the Public Reference Section
(201) 902-3000                     of the Commission, 450 Fifth Street, N.W.,
Prudential Securities Incorporated Washington, D.C. 20549 at prescribed rates.
One New York Plaza                 The Commission also maintains a Web site that
New York, NY                       contains information statements and other
10292                              information regarding registrants such as
(212) 776-6164                     Defined Asset Funds that file electronically
Dean Witter Reynolds Inc.          with the Commission at http://www.sec.gov.
Two World Trade Center--59th Floor,------------------------------
New York, NY                       No person is authorized to give any
10048                              information or to make any representations
(212) 392-2222                     with respect to this investment company not
EVALUATOR:                         contained in its registration statement and
Kenny S&P Evaluation Services,     exhibits relating thereto; and any
a division of J. J. Kenny Co., Inc.information or representation not contained
65 Broadway, New York, NY 10019    therein must not be relied upon as having
TRUSTEE:                           been authorized.
The Chase Manhattan Bank           ------------------------------
Customer Service Retail Department When Units of this Fund are no longer
770 Broadway--7th Floor            available this Prospectus may be used as a
New York, NY 10003-9598            preliminary prospectus for a future series,
1-800-323-1508                     in which event investors should note the

                                   following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                                                     15373--11/96

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.



 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


            Merrill Lynch, Pierce, Fenner & Smith Incorporated     8-7221
            Smith Barney Inc. ..............................       8-8177
            PaineWebber Incorporated........................      8-16267
            Prudential Securities Incorporated..............      8-27154
            Dean Witter Reynolds Inc. ......................      8-14172



         B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:


            Merrill Lynch, Pierce, Fenner & Smith Incorporated   13-5674085
            Smith Barney Inc. ..............................     13-1912900
            PaineWebber Incorporated........................     13-2638166
            Prudential Securities Incorporated..............     22-2347336
            Dean Witter Reynolds Inc. ......................     94-0899825

            The Chase Manhattan Bank, Trustee...............     13-4994650



                                  UNDERTAKING
The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

       SERIES OF MUNICIPAL INVESTMENT TRUST FUND, EQUITY INCOME FUND AND
                  DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Municipal Investment Trust Fund:
  Investment Grade Portfolio (BBB Quality or Better)
Intermediate Term Series....................................           33-57547
  Four Hundred Thirty-Eighth Monthly Payment Series.........           33-16561
  Multistate Series 6E......................................           33-29412
  One Hundred Thirty-Eighth Intermediate Term Series........           33-30946
  One Hundred Fortieth Intermediate Term Series.............           33-31142
  Multistate Series--48.....................................           33-50247
  Multistate Series--83.....................................           33-57443
Defined Asset Funds Municipal Insured Series................           33-54565
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807


                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


1.1            --Form of Trust Indenture (incorporated by reference to the
                 Registration Statement of Municipal Investment Trust Fund, Investment Grade Portfolio (BBB Quality or Better) Intermediate Term Series, 1933 Act File No. 33-57547).
1.1.1          --Form of Standard Terms and Conditions of Trust Effective
                 October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series--48, 1933 Act File No. 33-50247).
1.2            --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
2.1            --Form of Certificate of Beneficial Interest (included in Exhibit
               1.1.1).
3.1            --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
4.1            --Consent of the Evaluator.
5.1            --Consent of independent accountants.
9.1            --Form of Consultant's Agreement (incorporated by reference to the Registration Statement of Municipal Investment Trust Fund, Investment Grade Portfolio (BBB Quality or Better) Intermediate Term Series, 1933 Act File No. 33-57547).

9.2            --Information Supplement (incorporated by reference to Exhibit
                 9.1 to the Registration Statement of Municipal Investment Trust Fund, Insured Series--237, 1933 Act File No. 333-08121).

                        MUNICIPAL INVESTMENT TRUST FUND
                           INVESTMENT GRADE PORTFOLIO
                            (BBB QUALITY OR BETTER)
                          INTERMEDIATE TERM SERIES--3
                              DEFINED ASSET FUNDS
                                   SIGNATURES


     The registrant hereby identifies the series numbers of Municipal Investment Trust Fund, Equity Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 1ST DAY OF NOVEMBER 1996.


             SIGNATURES APPEAR ON PAGES R-3, R-4, R-5, R-6 AND R-7.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466 and 33-51607


      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL

      By DANIEL C. TYLER

       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Number:
                                                              33-56722 and
                                                              33-51999


      STEVEN D. BLACK
      JAMES BOSHART III
      ROBERT A. CASE
      JAMES DIMON
      ROBERT DRUSKIN


      ROBERT H. LESSIN

      By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors of PaineWebber               Number: 33-55073
  Incorporated:


      DONALD J. MARRON
      JOSEPH J. GRANO, JR.
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Prudential Securities             have been filed
  Incorporated:                                               under Form SE and
                                                              the following 1933
                                                              Act File Number:
                                                              33-41631


      ALAN D. HOGAN
      GEORGE A. MURRAY
      LELAND B. PATON
      HARDWICK SIMMONS
      By  RICHARD R. HOFFMANN
        (As authorized signatory for Prudential Securities
        Incorporated and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following
  the Board of Directors of Dean Witter     1933 Act File Number: 33-17085
  Reynolds Inc.:


      NANCY DONOVAN
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      STEPHEN R. MILLER
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)